EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Guardion Health Sciences, Inc. (“the Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)—our common stock, par value $0.001 per share (“Common Stock”).

Description of Common Stock

The following description of the Company’s Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and the Company’s Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. The Company encourages you to read its Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

The Company’s authorized capital shares consist of 250,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). As of December 31, 2022, there were 1,267,340 shares of Common Stock issued and outstanding. There were also,495,000 shares of the Company’s Series C Convertible Redeemable Preferred Stock, par value $0.001 per share and 5,000 shares of the Company’s Series D Redeemable Preferred Stock, par value $0.001 per share outstanding at December 31, 2022.

Voting Rights

Holders of the Company’s Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. The Company’s Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of the Company’s Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors (the “Board”) in its discretion out of funds legally available for the payment of dividends subject to the prior rights of holders of Preferred Stock and any contractual restrictions the Company has against the payment of dividends on Common Stock.

Liquidation Rights

In the event of the Company’s liquidation, the holders of the Company’s Common Stock will be entitled to share ratably in any distribution of the Company’s assets after payment of all debts and other liabilities and the preferences payable to holders of shares of the Company’s Preferred Stock then outstanding, if any.

Applicable Anti-Takeover Provisions

Set forth below is a summary of the provisions of the Company’s Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary, and it is qualified by refence to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law (“DGCL”).

Board of Director Vacancies

The Company’s Bylaws authorize only its board of directors to fill vacant directorships. In addition, the number of directors constituting the Company’s board of directors may be set only by the Board.

Ability of Stockholders to Call Special Meetings

The Company’s Bylaws provide that stockholders can only call a special meeting if stockholders holding over 50% of all issued and outstanding shares of the Company entitled to vote at a meeting do so.

Advance Notice Requirements

The Company’s Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. The notice must contain certain information specified in our Bylaws.

Blank Check Preferred Stock

The Company’s Certificate of Incorporation provides for 10,000,000 authorized shares of “blank check” preferred stock, the terms of which may be determined by the Board without obtaining stockholder approval. Undesignated or “blank check” preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of the Company’s management.

Exclusive Forum

In accordance with an exclusive forum provision set forth in the Company’s Bylaws, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, or (d) any action asserting a claim governed by the internal affairs doctrine.

Listing

The Company’s Common Stock is traded on the Nasdaq Capital Market under the trading symbol “GHSI.”

Transfer Agent

The Company’s transfer agent is VStock Transfer, LLC whose address is 18 Lafayette Pl., Woodmere, NY 11598.